Exhibit 99.4

JIN MEDICAL INTERNATIONAL LTD.

PROXY CARD FOR 2026 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held Immediately Following the Meeting of the Holders of the Class B Ordinary Shares

THE BOARD RECOMMENDS A VOTE FOR EACH OF THE PROPOSALS.

I. By an ordinary resolution, to approve that the Company’s authorized share capital be increased from US$50,000 divided into 45,000,000 class A ordinary shares of a par value of US$0.001 each and 5,000,000 class B ordinary shares of a par value of US$0.001 each to US$15,005,000 divided into 15,000,000,000 class A ordinary shares of a par value of US$0.001 each and 5,000,000 class B ordinary shares of a par value of US$0.001 each by the creation of 14,955,000,000 class A ordinary shares of a par value of US$0.001 each (the “Share Capital Increase”).

☐ FOR	☐ AGAINST	☐ ABSTAIN

II. By a special resolution, subject to approval of the Change of Voting Rights by the holders of Class A Ordinary Shares at the Class A Meeting and the holders of Class B Ordinary Shares at the Class B Meeting, respectively, to increase the voting rights attached to each Class B Ordinary Share from thirty (30) votes to eight hundred (800) votes on all matters subject to vote at general meetings of the Company, with immediate effect (the “Change of Voting Rights”).

☐ FOR	☐ AGAINST	☐ ABSTAIN

III. By a special resolution, subject to (i) approval of the Change of Voting Rights by the holders of Class A Ordinary Shares at the Class A Meeting and by the holders of Class B Ordinary Shares at the Class B Meeting, respectively, and (ii) approval of the Share Capital Increase and the Change of Voting Rights at the EGM, to adopt the Company’s third amended and restated memorandum and articles of association, substantially in the form attached as Annex A to this Notice (the “Restated M&A”) in substitution for and to the exclusion of the Company’s second amended and restated memorandum and articles of association adopted by a special resolution passed on 30 January 2026 and effective on 30 January 2026 to reflect the Share Capital Increase, the Change of Voting Rights and other housekeeping amendments, and to authorize any director or proper officers or registered office provider to do all other acts and things as they consider necessary or desirable in connection with the adoption of the Restated M&A, including without limitation, attending to the necessary filing with the Registrar of Companies in the Cayman Islands.

☐ FOR	☐ AGAINST	☐ ABSTAIN

IV. It is noted that:

a)      the Company intends to repurchase 3,769,057 Class A Ordinary Shares (the “Repurchase Shares”) held by JOLLY HARMONY ENTERPRISES LIMITED (“Jolly Harmony”), a BVI business company wholly owned by WANG Erqi, the Company’s Chief Executive Officer, Chairman of the Board and controlling shareholder, for a purchase price per Repurchase Share equal to the lowest VWAP of the Class A Ordinary Shares during the ninety (90) consecutive trading days ending on the trading day immediately preceding the date of execution of the Acquisition Agreement (the “90-day VWAP”) (the “Repurchase”);

b)      upon the Repurchase, the Repurchase Shares shall be treated as cancelled;

c)      the purchase prices for the Repurchase shall be paid out of the profits of the Company;

d)      each director of the Company has confirmed that he/she was not aware of any subsequent losses by the Company as at the date hereof which would affect the amount of profits available for the Repurchase; and

e)      a payment out of capital by the Company for the Repurchase may be unlawful, even where the provisions of the currently effective memorandum and articles of association of the Company and the Companies Act (Revised) of the Cayman Islands have been complied with, where the directors are unable to reasonably conclude that a company would have sufficient funds to be able to continue to be able to meet its debts as they fall due in the ordinary course of business.

By an ordinary resolution, to approve that (i) the Repurchase be, and hereby is, approved, (ii) the Repurchase shall be effected on the first business day upon obtaining such shareholder approvals (or such other date as any director or proper officer of the Company may determine), and (iii) any director or proper officer of the Company be, and each of them hereby is, authorized to instruct the registered office provider or transfer agent of the Company to record the Repurchase in the register of members and/or shareholder list of the Company, cancel the relevant share certificate(s) and treat the Repurchase Shares as cancelled.

☐ FOR	☐ AGAINST	☐ ABSTAIN

V. It is noted that, the Company intends to allot and issue 3,769,057 Class B Ordinary Shares (the “Newly Issued Shares”) to Jolly Harmony at an issue price per Newly Issued Share equal to the 90-day VWAP of the Class A Ordinary Shares (the “Share Issuance”).

By an ordinary resolution, subject to the receipt by the Company of payment in full for the subscription price and the satisfaction of applicable legal and regulatory requirements, to approve that (i) the Share Issuance be, and hereby is, approved, (ii) the Newly Issued Shares be allotted and issued to Jolly Harmony, credited as fully paid and that the Share Issuance shall be completed on the first business day following the completion of the Repurchase (or such other date as any director or proper officer of the Company may determine), and (iii) any director or proper officer of the Company, the registered office provider or the transfer agent of the Company be, and each of them hereby is, authorized to take all actions necessary or desirable to effect the Share Issuance, including updating the register of members and/or shareholder list of the Company and issuing share certificate(s) in respect thereof upon request.

☐ FOR	☐ AGAINST	☐ ABSTAIN

VI. By an ordinary resolution, including for purposes of Nasdaq Listing Rule 5635(d) and, to the extent applicable, Nasdaq Listing Rule 5635(a), to approve that (i) the acquisition by the Company and Erhua Medical Technology (Changzhou) Co., Ltd. (“WFOE”) of contractual control over, and substantially all economic benefits of, Beijing Tongsheng Technology Co., Ltd. (“Tongsheng”) through the VIE Agreements, together with the issuance of 64,186,456 Class A Ordinary Shares as consideration therefor at an issue price of US$1.641 per Consideration Share and the other transactions contemplated by the VIE Control Acquisition and Share Issuance Agreement, dated as of June 29, 2026 (the “Acquisition Agreement”), and the related VIE transaction documents (the “Acquisition”), be and hereby are authorized, approved, confirmed and ratified in all respects; (ii) any director or proper officer of the Company be authorized to negotiate, finalize, execute and deliver the Acquisition Agreement and the VIE transaction documents, with such amendments, modifications or supplements as such director or proper officer may approve, provided that such amendments, modifications or supplements do not materially alter the transactions contemplated thereby, and to take such actions as may be necessary or desirable in connection therewith; (iii) subject to the satisfaction of applicable legal, regulatory, Nasdaq and transaction requirements, the issuance of 64,186,456 Class A Ordinary Shares in connection with the Acquisition be and hereby is approved; and (iv) the 64,186,456 Class A Ordinary Shares be allotted and issued pursuant to the Acquisition Agreement and the VIE transaction documents, and any director or proper officer of the Company, the registered office provider or the transfer agent of the Company be, and each of them hereby is, authorized to take all actions necessary or desirable to effect such issuance of Class A Ordinary Shares in connection with the Acquisition, including updating the register of members and/or shareholder list of the Company and issuing share certificate(s) in respect thereof upon request.

By an ordinary resolution, to approve that (i) the engagement of Goldeenridge Ventures Ltd. as financial advisor to the Company, the form, terms and provisions of the Financial Advisory Engagement Agreement dated June 9, 2026 by and between the Company and Goldeenridge Ventures Ltd. (the “Advisory Agreement”), and the entry into, execution, delivery and performance by the Company of the Advisory Agreement be and hereby are authorized, approved, confirmed and ratified in all respects; (ii) subject to consummation of the Acquisition, the terms and conditions of the Advisory Agreement, receipt by the Company of any required acknowledgments, representation letters or other documents from Goldeenridge Ventures Ltd. and/or any person or entity designated in writing by Goldeenridge Ventures Ltd. pursuant to the Advisory Agreement, and satisfaction of all applicable legal, regulatory, Nasdaq and transfer agent requirements, the issuance and allotment by the Company of Class A Ordinary Shares to Goldeenridge Ventures Ltd. and/or such designee(s), in such number and on such terms as contemplated by the Advisory Agreement, as compensation for services rendered in connection with the Acquisition, be and hereby is specifically approved; and (iii) the Class A Ordinary Shares issuable pursuant to the Advisory Agreement shall be issued in such number and to such recipient(s) as determined in accordance with the Advisory Agreement and any written designation, acknowledgment or representation letter delivered thereunder, and any director or proper officer of the Company, the registered office provider or the transfer agent of the Company be, and each of them hereby is, authorized to take all actions necessary or desirable to effect such issuance and allotment, including updating the register of members and/or shareholder list of the Company, issuing share certificate(s) in respect thereof upon request, and causing any applicable restrictive legends or book-entry notations required under the Securities Act or applicable securities laws to be placed on such shares.

☐ FOR	☐ AGAINST	☐ ABSTAIN

VII. By an ordinary resolution, to approve the adjournment of the EGM to a later date or dates or sine die, if necessary or appropriate, to permit further solicitation and vote of proxies if, at the time of the EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

☐ FOR	☐ AGAINST	☐ ABSTAIN

This Proxy is solicited on behalf of the management of JIN MEDICAL INTERNATIONAL LTD. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR each of the proposals described above.

TO VOTE ONLINE: Visit www.transhare.com, click on “Vote Your Proxy,” and enter your control number.

TO VOTE BY EMAIL: Email the Proxy Team, Transhare Corporation at Proxy@Transhare.com.

TO VOTE BY FAX: Please fax this proxy card to 1.727.269.5616.

TO VOTE BY MAIL: Please sign, date and mail this proxy card to:

Proxy Team
Transhare Corporation
Bayside Center 1
17755 US Highway 19 N
Suite 140
Clearwater, FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners should sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

Signature of Joint Shareholder

Dated: